SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

EGPI FIRECREEK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

268487204
(CUSIP Number)

Strategic Partners Consulting, L.L.C.
1000 Holcomb Woods Parkway, Suite 130
Roswell, Georgia 30076
(336) 260-9729
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS:

Strategic Partners Consulting, L.L.C., a Georgia limited liability company.
David H. Ray and Brandon D. Ray each own 1/3 of Strategic Partners Consulting, L.L.C.  The other 1/3 is owned by Lynn Myers Investments, L.L.C., a Mississippi limited liability company, having an address of 202 Ashton Place, Madison, Mississippi 39110.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00 (See Item 3, below)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		2,386,802 shares of the Common Stock of the Issuer

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,386,802 shares of the Common Stock of the Issuer

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,386,802 shares of the Common Stock of the Issuer

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10% of the Common Stock of the Issuer

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.                      Security and Issuer.

This statement relates to the common stock of EGPI Firecreek, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 3400 Peachtree Road, Suite 111, Atlanta, Georgia 30326.

Item 2.                      Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Strategic Partners Consulting, L.L.C., a Georgia limited liability company (the “Reporting Person”).  David H. Ray and Brandon D. Ray each own 1/3 of Strategic Partners Consulting, L.L.C.  The other 1/3 is owned by Lynn Myers Investments, L.L.C., a Mississippi limited liability company, having an address of 202 Ashton Place, Madison, Mississippi 39110.  The Reporting Person’s business address is 1000 Holcomb Woods Parkway, Suite 130, Roswell, Georgia 30076.  The Issuer’s address is 3400 Peachtree Road, Suite 111, Atlanta, Georgia 30326.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On May 21, 2009, the Reporting Person was issued 2,386,802 shares of common stock of the Issuer, par value $0.001 per share.  The shares were issued pursuant to a Plan and Agreement of Triangular Merger (the “Plan of Merger”) executed by the Issuer, Asian Ventures Corp., a Nevada corporation, M3 Lighting, Inc., a Nevada corporation, and the Reporting Person.

A copy of the Plan of Merger was attached as an exhibit to the Issuer’s Form 8-K filed on May 27, 2009 with the Securities and Exchange Commission.  In addition, a copy of the Plan of Merger is attached hereto as an exhibit.

Item 4.                      Purpose of Transaction.

The Reporting Person acquired their interest in the Issuer solely for investment purposes.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any material change in the present capitalization or dividend policy of the Issuer;

5.	Any other material change in the Issuer’s business or corporate structure;

6.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

9.	Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 2,386,802 shares of the common stock of the Issuer, which constitute approximately 10 percent of the outstanding shares of the common stock of the Issuer.

Other than the transaction described in Item 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as stated in the Plan of Merger, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Identification of Exhibit
1	Plan and Agreement of Triangular Merger between EGPI Firecreek, Inc., Asian Ventures Corp., M3 Lighting, Inc., and Strategic Partners Consulting, L.L.C. dated May 21, 2009.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009

STRATEGIC PARTNERS CONSULTING, L.L.C.

By:
David H. Ray, Managing Member